Please read carefully the accompanying Management Information Circular, including the appendices attached thereto and the documents incorporated therein by reference, and the instructions attached hereto before completing this letter of transmittal.

LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF
COMMON SHARES OF CAMBIOR INC.

For Use in Connection with the Arrangement Involving
Cambior Inc. and IAMGOLD Corporation

This letter of transmittal (the "Letter of Transmittal") is for use by registered holders of common shares (the "Common Shares") of Cambior Inc. ("Cambior") in connection with a proposed arrangement (the "Arrangement") with IAMGOLD Corporation ("IAMGOLD"), as described in the management information circular (the "Circular") of Cambior dated October 3, 2006, which is to be considered at a special general meeting (the "Meeting") of holders of Common Shares of Cambior (the "Shareholders") scheduled to be held on November 7, 2006. Shareholders are referred to the Circular, including the appendices attached thereto and the documents incorporated therein by reference, that accompanies this Letter of Transmittal. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Circular.

TO:	Cambior Inc.
AND TO:	CIBC Mellon Trust Company (the "Depositary")

THE UNDERSIGNED ACKNOWLEDGES HAVING READ THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF CAMBIOR RELATING TO THE PROPOSED ARRANGEMENT, AS SET OUT IN THE CIRCULAR.

The undersigned Shareholder hereby irrevocably deposits all Common Shares held by the undersigned. For their Common Shares, each Shareholder will receive the number of common shares of IAMGOLD ("IAMGOLD Common Shares") equal to the product of the number of Common Shares deposited by such holder multiplied by 0.42, subject to adjustments for fractional IAMGOLD Common Shares, as required.

No fractional IAMGOLD Common Shares will be issued under the Arrangement, and any resulting fractional IAMGOLD Common Shares shall be rounded down or up, as appropriate, to the closest whole number, it being understood for greater certainty that 0.5 IAMGOLD Common Shares shall be rounded down to the closest whole number.

The undersigned Shareholder, by the execution of this Letter of Transmittal, hereby represents that: (a) the undersigned is the owner of the Common Shares represented by the certificate(s) described below; (b) the undersigned has good title to those shares, free and clear of all mortgages, liens, hypothecs, charges, encumbrances, security interests and adverse claims; and (c) the said certificate(s) represent Common Shares registered in the name of the undersigned. The undersigned encloses herewith the following certificate(s) evidencing those Common Shares registered in the name of the undersigned or duly endorsed for transfer to the undersigned:

DESCRIPTION OF COMMON SHARES DEPOSITED
(please print)

Certificate Number(s)	Name(s) and Address(es) of Registered Holder(s)	Number of Common Shares Deposited

TOTAL:

Unless otherwise indicated under the special instructions below (in which case delivery should be made in accordance with those instructions), the certificate(s) for the IAMGOLD Common Shares issued in exchange for the Common Shares of the undersigned shall be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address recorded on the Cambior share register). If the Arrangement is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence. The undersigned recognizes that Cambior has no obligation pursuant to the instructions given below to transfer any Common Shares from the name of the registered holder thereof if the Arrangement is not completed.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn-up exclusively in the English language. En raison de l'usage d'une version anglaise de cette lettre d'envoi par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l'Arrangement, qui est accepté au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

BLOCK A	BLOCK B
SPECIAL REGISTRATION INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

ISSUE CERTIFICATE(S) IN THE NAME OF: (please print)	SEND CERTIFICATE(S) (unless Block "D" below is checked) TO:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone - Business Hours)	(Telephone - Business Hours)

(Social Insurance or Social Security Number)	(Social Insurance or Social Security Number)

BLOCK C	BLOCK D

U.S. residents/citizens must provide the Depositary with their correct Taxpayer Identification Number on the Substitute Form W-9 below.	 Hold certificate(s) for pick-up at the office of the Depositary where this Letter of Transmittal is deposited

Signature guaranteed by	Dated:	,2006
(if required under Instruction 3 below)

Authorized Signature	Signature of Shareholder or authorized representative (see Instructions 2 and 4 below)

Name of Guarantor (please print or type)	Address

Address of Guarantor (please print or type)
	Name of Shareholder (please print or type)

	Telephone Number

	Name of authorized representative, if applicable
	(please print or type)

INSTRUCTIONS

1.     Use of the Letter of Transmittal

To receive the IAMGOLD Common Shares as soon as practicable following the completion of the Arrangement, Shareholders should deposit with the Depositary (at any of the offices specified below) on or before the closing of the Arrangement (the "Effective Date"), a duly completed Letter of Transmittal together with the certificate(s) representing their Common Shares.

Pursuant to the terms of the Arrangement, any certificates formerly representing Common Shares that are not deposited with the Depositary, together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of certificates of Common Shares to receive the IAMGOLD Common Shares for such Common Shares shall be deemed to be surrendered together with all dividends or distributions thereon held for such holder (less any applicable withholding tax).

The method used to deliver this Letter of Transmittal and any accompanying certificates representing the Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Cambior recommends that the necessary documentation be hand delivered to the Depositary, at any of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

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2.     Signatures

This Letter of Transmittal must be filled in, dated and signed by the holder of the Common Shares described above or by such holder's duly authorized representative (in accordance with Instruction 4).

(a)   If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are registered in the name of two or more persons, all such persons must sign this Letter of Transmittal.

(b)   If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s), or if certificate(s) representing IAMGOLD Common Shares are to be issued to a person other than the registered holder(s):

(i)     such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(ii)   the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3.     Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if it is signed by the registered holder(s) of the Common Shares deposited therewith, unless that Shareholder has completed the box entitled "Special Registration Instructions". In such event, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) or in some other manner satisfactory to the Depositary (except that no guarantee is required as regards the signature of an Eligible Institution). Also see Instruction 2.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.     Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of proof of their appointment and authority to act. Any of Cambior or IAMGOLD, at their discretion, may require additional evidence of appointment or authority or additional documentation.

5.     Special Delivery Instructions

The box entitled "Special Delivery Instructions" should be completed if the certificates for the IAMGOLD Common Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing this Letter of Transmittal; (b) sent to someone other than the person signing this Letter of Transmittal or to the person signing this Letter of Transmittal at an address other than that appearing below that person's signature; or (c) held by the Depositary for pick-up.

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6.     Miscellaneous

(a)    If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares held, a separate signed list providing the requested information may be affixed to this Letter of Transmittal.

(b)    If Common Shares are registered in different forms (e.g., "John Doe" or "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c)    No alternative, conditional or contingent deposits will be accepted.

(d)   Additional copies of this Letter of Transmittal may be obtained from the Depositary at any of its offices at the addresses indicated below.

(e)    Cambior and IAMGOLD reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.

(f)    This Letter of Transmittal will be construed in accordance with, and be governed by, the laws of the Province of Québec and the federal laws of Canada applicable therein.

7.     Substitute Form W-9

United States Shareholders must complete the Substitute Form W-9 attached hereto, in connection with United States "backup withholding".

8.     Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the sixth anniversary of the Effective Date.

9.     Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about Shareholders from transactions the Depositary performs, forms a Shareholder may send to the Depositary or other communications the Depositary may have with a Shareholder and its representatives. This information could include a Shareholder's name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a Shareholder's account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Statement to tell Shareholders more about its information practices and how their privacy is protected. It is available at the Depositary's website, at www.cibcmellon.com, or by writing to the Depositary at 320 Bay Street, Banking Hall, Toronto, Ontario M5H 4A6. The Depositary will use any information a Shareholder provides with this Letter of Transmittal in order to process a Shareholder's request and will consider a Shareholder's submission of this Letter of Transmittal as its consent to the above.

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OFFICES OF THE DEPOSITARY

CIBC Mellon Trust Company

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Registered Mail, Hand or Courier

199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario
M5L 1G9
Attention: Special Projects

2001 University Street
16th Floor
Montreal, Quebec
H3A 2A6
Attention: Proxy Unit

Telephone
(416) 643-5500
or
1-800-387-0825

E-Mail:
inquiries@cibcmellon.com

For any questions and requests for assistance, holders of Common Shares may directly contact or communicate with the Depositary at the telephone numbers and locations set out above.

SUBSTITUTE FORM W-9
(For United States Shareholders only)

SUBSTITUTE	Part 1—PLEASE PROVIDE YOUR TIN (OR IF AWAITING A TIN WRITE "APPLIED'' AND CERTIFY BY SIGNING AND DATING BELOW):	TIN (Social Security Number or Employer Identification Number)

Form W-9

Department of the Treasury
Internal Revenue Service
Payer's Request for
Part 2 — For Payees Exempt From Backup Withholding (See Instructions)
Taxpayer Identification Number
("TIN'') and Certification	 Exempt from backup withholding
Check appropriate box:
Part 3 — Certification — Under penalties of perjury, I certify that:
 Individual/sole proprietor
(1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), and
 Corporation

 Partnership

(2)    I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS'') that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, and

 Other

(3) I am a U.S. person (including a U.S. resident alien).
The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

NAME

ADDRESS

SIGNATURE

DATE:

        1.     You must cross out item (2) in Part 3 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

        2.     COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR'' IN PART 1 OF THE SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

3.     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number to the Payor at the time of payment, the Payor is required to withhold 28 percent of all payments reportable made to me thereafter until I provide a number.

SIGNATURE                                                                                                               Date

NOTE:             FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER OR SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

4.     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. —Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-000100. The table below will help you determine the number to give the payer.

	For this type of account:	Give the SOCIAL SECURITY number of —

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds,
any one of the individuals(1)

3.	Custodian account of a minor (Uniform Gift to	The minor(2)
Minors Act)
4. a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b.	So-called trust account that is not a legal or valid
trust under state law
5.	Sole proprietorship or single-owner LLC	The owner(3)

	For this type of account:	Give the EMPLOYER IDENTIFICATION
number of —

6.	Sole proprietorship or single-owner LLC	The owner(3)

7.	A valid trust, estate, or pension trust	The legal entity(4)

8.	Corporate or LLC electing corporate status on Form	The corporation or LLC
8832
9.	Association, club, religious, charitable, educational	The organization tax-exempt organization
or other
10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the	The public entity
name of a public entity (such as a state or local
government, school district, or prison) that receives
agricultural program payments

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's Social Security number.

(3) You must show your individual name, but you may also enter your business or "doing business as'' name. You may use either your Social Security number or Employer Identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a Taxpayer Identification Number, you should apply for one immediately. To apply for a Social Security number, obtain Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or on-line at www.sa.gov/online/ss5.html. You may also obtain this form by calling 1-800-772-1213. Use Form W-7, Application for an IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an ITIN. You can obtain Forms W-7 and SS-4 by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

Payees Exempt from Backup Withholding

5.     Payees specifically exempted from backup withholding on ALL payments include the following:

  An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code''), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(0(2).

  The U.S. or any of its agencies or instrumentalities.

  A state, the District of Columbia, a possession of the U.S., or any political subdivision or instrumentality thereof.

  A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

  An international organization or any agency, or instrumentality thereof.

Other payees that may be exempt from backup withholding include:

  A corporation.

  A financial institution.

  A trust exempt from tax under Section 664 of the Code or described in Section 4947 of the Code.

  A futures commission merchant registered with the Commodity Futures Trading Commission.

  A middleman known in the investment community as a nominee or custodian.

  A dealer in securities or commodities required to register in the U.S. the District of Columbia or a possession of the U.S.

  A real estate investment trust.

  A common trust fund operated by a bank under Section 584(a) of the Code.

  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  A foreign central bank of issue.

  Payments of dividends not generally subject to backup withholding include the following:

  Payments to non-resident aliens subject to withholding under Section 1441 of the Code.

  Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

  Payments made by certain foreign organizations.

Exempt payees described above should file a Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT'' ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041 A (2), 6045 and 6050A of the Code and the regulations promulgated thereunder.

Privacy Act Notice — Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)            Penalty for Failure to Furnish Taxpayer Identification Number.— If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)             Civil Penalty for False Information with Respect to Withholding.— If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)             Criminal Penalty for Falsifying Information.— Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.